EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Registered Name (business is conducted under the registered names)	Domicile	Owner	% held	Status
Sancon Recycling Pty Ltd.	Australia	Sancon	100	Active
Sancon Resources Recovery (Shanghai) Co., Ltd. ("Sancon SH" hereinafter)	Shanghai	Sancon	70	Active
Crossover Solutions Inc. ("CS" hereinafter)	British Virgin Island	Sancon	100	Active
Sheng Rong Environment Protection Technology Co.,Ltd. (“Shanghai Sheng Rong” hereinafter)	Shanghai	Sancon SH	52	Active